80
3/22/04

VF 3-17-04 tk

04003972

SECU[ ]MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van der Moolen Specialists USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 32nd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

RECEIVED MAR 15 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Harris (646) 576-2812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Cleaver, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van der Moolen Specialists USA, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

KRISTINA M. MORRISON
Notary Public, State of New York
No. 01MO5023599
Qualified in [illegible]
Commission Expires [illegible] 20[illegible]

The above attests that our financial statements and operational reports are available to all members of our organization.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van der Moolen Specialists USA, LLC

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Van der Moolen Specialists USA, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Specialists USA, LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the financial statement, the Company has reached an agreement in principal with the SEC and NYSE staff to settle the SEC and NYSE investigations concerning specialist trading activities. In addition, if the Company had recorded the high end of the settlement range related to the SEC and NYSE investigations, the Company would have been in violation of one of its restrictive loan covenants at December 31, 2003.

As discussed in Note 2 to the financial statement, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

PricewaterhouseCoopers LLP

March 2, 2004

Van der Moolen Specialists USA, LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 302,705,608
Receivable from broker-dealers and clearing organizations	22,154,359
Commissions receivable	2,807,550
Securities owned, at market value	22,673,110
Securities failed to deliver	775,787
Stock borrowed	1,825,558,055
Memberships in exchanges	
Owned, at cost (market value $13,500,000)	15,011,786
Contributed by members, at market value	12,000,000
Intangibles, net of accumulated amortization of $21,331,802 (Note 2)	240,271,371
Goodwill, net of accumulated amortization of $5,484,692 (Note 2)	103,054,671
Property and equipment, net of accumulated depreciation of $4,025,292	4,293,105
Other assets	8,774,162
Total assets	$ 2,560,079,564
Liabilities and Members' Equity	
Liabilities	
Cash overdraft	$ 7,571
Bank loans	1,000
Payable to broker-dealers and clearing organizations	1,275,582
Securities sold, not yet purchased, at market value	18,643,108
Securities failed to receive	3,198,979
Stock loaned	1,823,871,825
Provision for SEC/NYSE investigation	55,000,000
Accrued expenses and other liabilities	24,273,942
Capital subject to mandatory redemption	22,825,616
Total liabilities	1,949,097,623
Subordinated liabilities	
Notes	179,546,961
Memberships in exchanges contributed by members, at market value	12,000,000
Commitments and contingencies (Note 8)	
Member's equity	419,434,980
Total liabilities and member's equity	$ 2,560,079,564

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Van der Moolen Specialists USA, LLC, ("the Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company operates as a specialist on the New York Stock Exchange ("NYSE"). Van der Moolen Holding, NV (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges, through its wholly owned subsidiary Mill Bridge IV, LLC ("MB IV"), is the majority owner of the Company.

2. Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003. Actual results could differ from those estimates.

Statement of Financial Accounting Standard No. 150 ("FAS 150")
As of July 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150") which requires companies to classify mandatorily redeemable financial instruments as a liability in the statement of financial condition. The Company has determined that its minority members' capital which has the same characteristics and rights as members' equity, is a mandatorily redeemable financial instrument as defined by FAS 150 because they are redeemable upon an event certain to occur. All income distributable to the Company's minority members is recorded as interest expense. However, if the Company has a net loss and net cash distributions for the period, it is recorded as a return of capital.

In determining the capital subject to mandatory redemption, all securities (but no other assets) and all other assets and liabilities shall be reflected at their fair market value and book value, respectively. Goodwill or any other item not appearing on the books of the Company shall not be given any value.

Goodwill and Identifiable Intangible Assets
As of June 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 141 "Business Combinations" ("FAS 141") which requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"), which the Company adopted on January 1, 2002 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the standard, goodwill is no longer amortized but, instead, is tested at least annually for impairment. The required impairment test was carried out by an independent third party as of October 16, 2003, the date upon which the Company received information from the NYSE regarding its specialist investigation, and it was determined that there was no impairment.

Goodwill
The cost of acquired companies in excess of the fair value of net assets at acquisition date is recorded as goodwill. As of December 31, 2003, goodwill of $103 million was included on the statement of financial condition.

Identifiable Intangible Assets
Identifiable intangible assets consist of the right to act as specialist in NYSE listed securities and are amortized over a 40 year life. During 2003, an impairment test of intangibles was performed by an independent third party as of October 16, 2003 and it was determined that there was no impairment.

Statement of Financing Accounting Standard No. 140 ("FAS 140")
Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the securities, from securities owned to securities owned, pledged to counterparties. Under FAS 140, the Company is also required to disclose the market value of collateral received under stock borrow and agreements to resell which it has the ability to sell or repledge.

At December 31, 2003, the market value of stock received by the Company that can be sold or repledged totaled $1,758 million. Such stock is obtained under securities borrowing agreements. Of this collateral, $1,747 million has been repledged, as collateral under stock loan agreements or to cover short sales.

Securities Transactions
Proprietary securities transactions and related profit and loss in regular-way trades are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. At December 31, 2003, this amount is $10,620,635 and is reflected within Receivable from brokers-dealers and clearing organizations.

Securities Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2003, the Company had borrowed securities from two counterparties representing approximately 34% of the total securities borrowed recorded on the statement of financial condition.

Statement of Financial Accounting Standard No. 133 ("FAS 133")
The Company enters into interest rate swaps, which are designated and accounted for as fair-value hedges, to manage the interest rate exposure on its subordinated notes. The Company accounts for these swaps under the short-cut method. The interest rate swaps are utilized to convert all of the Company's fixed rate subordinated notes into floating rate obligations based on U.S. London Interbank Offer Rate.

Proceeds received from terminated interest rate swaps, that were designated as fair value hedges, are reflected in accrued expenses and other liabilities and are amortized over the remaining original life of the subordinated notes as an adjustment to interest expense. The remaining balance at December 31, 2003 was $14,435,587.

Exchange Memberships
Exchange memberships owned by the Company are carried at cost. Eight exchange memberships have been contributed by members of the Company for use by the Company and are recorded at market value. Subordinated borrowings in an amount equal to the market value of the exchange memberships are reflected in the statement of financial condition.

Depreciation and Amortization
Depreciation of property and equipment is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the economic useful life of the improvement.

Stock Options
Certain employees of the Company have been granted stock options by the Parent. The Company accounts for options under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). The options vest over a three year period.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximate to their fair value due to the short term nature of these instruments. As of December 31, 2003 cash equivalents were $2,629,375. In addition, approximately $300,021,000 is held at one financial institution.

Income Taxes
No provision has been made for federal and state income taxes since the Company is a limited liability company not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

3. Litigation

SEC and NYSE Investigations
On February 17, 2004, the Company reached an agreement in principle with the SEC and the NYSE staff to settle the SEC and NYSE investigations (the "Investigations") into specialist trading activity. The SEC and NYSE staff sought a total of $57.7 million in restitution and penalties. VDMS has petitioned the SEC and NYSE to accept a settlement of $55.0 million, and therefore the range of restitution and penalties under consideration to settle the Investigations is $55.0 million to $57.7 million ("the Settlement Range"). As a result of an internal review by the Parent, the Company believes that it has taken appropriate remedial action and may take additional remedial action in the future, if appropriate. Based on the Company's knowledge of the relevant facts, the Company has no reason to believe that any one number within the Settlement Range is more likely than any other to be the amount the Company would ultimately be required to pay as part of such settlement. The Company has recognized a provision of $55 million in these financial statements. Had the Company recognized a provision of $57.7 million, the Company would have ceased to be

in compliance with the Debt to Total Capitalization financial covenant in its subordinated note agreements. Under the terms of the subordinated note agreements, if the Company ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes (the "Noteholders"), the entire debt balance ($180 million at December 31, 2003) becomes repayable to the Noteholders within a period of 6 months.

The Parent has extended a letter of financial support dated March 2, 2004 in favor of the Company ("the Support Letter"). Under the terms of this Support Letter, the Parent has undertaken to extend financial accommodation to the Company to enable it to meet its obligations and to continue its business activities over the 12 month period ending March 2, 2005. This Support Letter specifies that the level of financial accommodation that the Parent can be called upon to extend shall be capped at a maximum of $10,000,000. This Support Letter is solely for the benefit of the Company, and cannot be relied upon by a third party.

Class Action Purchaser Litigation
In the fourth quarter of 2003, four putative class–action lawsuits were filed against the Company, the Parent, other NYSE specialist firms and the NYSE. These plaintiffs, claiming to represent purchasers of stock on the NYSE, allege that federal securities law were violated by improper trading activity to the detriment of pending customer orders. The complaints focus on the same alleged conduct as the Investigations. The complaints seek unspecified amounts in damages. The Company has not yet answered any of the complaints.

On December 4, 2003, a plaintiff claiming to sue on behalf of the general public of the State of California filed a lawsuit against the Company, its Chief Executive Officer and other NYSE specialist firms in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants violated California Business and Professional Code by engaging in improper trading activity that amounted to unfair business practices. The complaint focuses on the same alleged conduct as the Investigations. The complaint seeks unspecified amounts in damages. On February 27, 2004, the defendants served with process removed the action to the United States District Court for the Central District of California. The Company has not yet been served with process, and has not answered the complaint.

4. Exemptive Provisions of SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) of that rule.

5. Securities Owned and Sold, Not yet Purchased

Securities owned and sold, not yet purchased consist of securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Common and preferred stocks	$ 22,673,110	$ 18,643,108
	$ 22,673,110	$ 18,643,108

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

6. Notes Subordinated to the Claims of General Creditors

Notes subordinated to the claims of general creditors consist of:

Subordinated notes, 7.54%, due August 3, 2008	$ 65,000,000
Subordinated notes, 7.80%, due August 3, 2011	65,000,000
Subordinated notes, 7.11%, due March 1, 2008	40,000,000
Subordinated notes, 8.00% due December 30, 2005	10,000,000
	180,000,000
Market value of interest rate swaps	(453,039)
	$ 179,546,961

The subordinated notes are available in computing net capital under the SEC's uniform net capital rule. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated notes contain certain financial, reporting and other restrictive covenants.

The following table presents the contractual repayment schedule for the subordinated notes after December 31, 2003:

	8.00% Subordinated Note	7.11% Subordinated Note	7.54% Subordinated Note	7.80% Subordinated Note
December 30, 2004	$ 5,000,000			
March 1, 2005		$ 10,000,000		
December 30, 2005	5,000,000			
March 1, 2006		10,000,000		
August 3, 2006			$ 21,666,667	
March 1, 2007		10,000,000		
August 3, 2007			21,666,667	$ 13,000,000
March 1, 2008		10,000,000		
August 3, 2008			21,666,666	13,000,000
August 3, 2009				13,000,000
August 3, 2010				13,000,000
August 3, 2011				13,000,000
Total	$ 10,000,000	$ 40,000,000	$ 65,000,000	$ 65,000,000

In connection with its subordinated notes, the Company entered into interest rate swap agreements to convert all of its fixed rate subordinated notes into floating rate obligations based on US London Interbank Offer Rate. Accordingly, the aggregate carrying values of these subordinated notes and related hedges approximate fair value.

During the year, the Company received $16,802,204 from the termination of interest rate swap agreements that were designated as fair value hedges of the Company's $40,000,000 (7.11%), $65,000,000 (7.54%) and $65,000,000 (7.80%) fixed rate subordinated notes.

As of December 31, 2003, the effective weighted average interest rates for subordinated notes, after hedging activities are as follows:

	Amount	Rate
Floating rate obligations	$ 180,000,000	3.8571%
	$ 180,000,000	3.8571%

7. Fair Value of Financial Instruments

At December 31, 2003, substantially all of the Company's financial instruments are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments and/or their interest rates are based on a floating rate.

8. Commitments and Contingencies

The Company is obligated under three leases for office space expiring May 31, 2005, March 31, 2010, and September 30, 2010, of which one space is sublet. As of December 31, 2003, the leases and sublease provide for minimum lease payments, exclusive of escalation charges, as follows:

Year	Total Obligation	Sublease	Net Obligation
2004	$ 930,426	$ 70,231	$ 860,195
2005	912,649	29,633	883,016
2006	893,642	-	893,642
2007	914,786	-	914,786
2008	936,458	-	936,458
Beyond five years	1,666,449	-	1,666,449
	$ 6,254,410	$ 99,864	$ 6,154,546

The Company has outstanding guarantees of $5,800,000 related to NYSE section 325(e) requirements and a guarantee of a member's loan for purchase of a NYSE seat of $793,425.

9. Net Capital Requirements

The Company is subject to both the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and to New York Stock Exchange Rule 104.22, which specify minimum net capital requirements for their registrants and require the maintenance of net liquid assets, as defined above such minimum amounts. At December 31, 2003, the Company had net capital, as defined, of $244.1 million, which was $243.8 million in excess of its net capital requirement and net liquid assets, as defined, of $257.6 million, which was approximately $14.6 million in excess of the net liquid assets required.

10. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. Employee Benefit Plans

The Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to the Plan.

12. Stock Options

Effective December 1, 1996, the Supervisory Board of the Parent adopted a stock option plan which provides for the grant of incentive stock options to certain directors and employees.

Stock options were granted with an exercise price equal to or higher than the market value of the underlying stock. These options granted are immediately exercisable.

If employees cease to be employed by the Company, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options.

The following table summarizes the option activity for the year ended December 31, 2003: (Note: The information in the table below is presented in Euros)

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Range of Exercise Price	Weighted Average Fair value at Grant Date
Outstanding at January 1, 2003	75,900	€ 16.17	1.92	€ 16.17	€ 4.63
Outstanding at January 1, 2003	118,200	30.18	2.92	30.18	7.89
Outstanding at January 1, 2003	240,000	27.30	3.58	27.30	5.83
Outstanding at January 1, 2003	220,000	31.45	3.92	31.45	7.94
Outstanding at January 1, 2003	120,000	21.00	4.96	21.00	7.13
Total outstanding at January 1, 2003	774,100	€ 26.85	3.63	€16.17-31.45	€ 6.83
Forfeited during 2003	(17,000)	26.22	1.70	16.17-31.45	6.87
Outstanding at December 31, 2003	71,700	16.17	.92	16.17	4.63
Outstanding at December 31, 2003	111,900	30.18	1.92	30.18	7.89
Outstanding at December 31, 2003	238,500	27.30	2.58	27.30	5.83
Outstanding at December 31, 2003	216,000	31.45	2.92	31.45	7.94
Outstanding at December 31, 2003	119,000	21.00	3.96	21.00	7.13
Total outstanding at December 31, 2003	757,100	€ 26.87	2.69	€ 16.17-31.45	€ 6.82
Exercisable options	757,100	€ 26.87	2.69	€ 16.17-31.45	€ 6.82